August 2, 2016

VIA EDGAR TRANSMISSION

Lyn Shenk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Copa Holdings, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed May 2, 2016
(File No. 001-32696)

Dear Mr. Shenk:

By letter dated July 19, 2016 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided a comment on the annual report on Form 20-F for the fiscal year ended December 31, 2015, as filed on May 2, 2016 (the “2015 Form 20-F”) by Copa Holdings, S.A. (the “Company”). The Company today is submitting herewith, via EDGAR, a response to the Staff’s comment.

For convenience, we have reproduced below the Staff’s comments in bold and have provided the Company’s response immediately below the comment.

1.	We note your disclosure regarding the decrease in passenger yield “mainly due to Brazil, Colombia and Venezuela markets.” Please tell us and disclose the cause for the declining yields in those markets, and any potential future impact to those markets as a result of those circumstances. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of Release No. 33-6835.

Our passenger yield decreased to 13.28 cents, or 19.3%, in 2015 compared to 2014. This decrease was primarily due to economic downturns and political uncertainty in Brazil, Colombia and Venezuela. Our revenues and yields are affected by discretionary and leisure travel, which are especially sensitive to economic downturns.

In Brazil, real GDP at constant prices contracted 3.85% in 2015, average inflation of consumer prices rose approximately 9.0% and unemployment was approximately 6.8%, according to the April 2016 World Economic and Financial Survey conducted by the International Monetary Fund (“IMF”). When combined with political uncertainty, these factors led to a decrease in disposable income.

In Colombia, yields in 2015 decreased primarily due to a significant devaluation of the Colombian peso against the U.S. dollar. Real GDP growth in Colombia at constant prices was approximately 3.1% in 2015, which represents a slower growth rate than in 2014 primarily because of lower oil prices. Average inflation of consumer prices in Colombia rose approximately 5.0% in 2015, according to the April 2016 World Economic and Financial Survey conducted by the IMF.

Our yields in Venezuela were negatively impacted by exchange controls, which have led us to restrict ticket sales for passengers paying in Venezuelan bolivars, along with high inflation and political uncertainty. According to data from The World Bank, Venezuela’s GDP contracted by 5.7% in 2015, largely due to decreases in oil prices. Exact data regarding inflation rates in Venezuela varies significantly, depending on the source.

Operating revenue in Brazil, Colombia and Venezuela comprised approximately 12.9%, 7.7% and 2.1%, respectively, of total operating revenue in 2015, and passengers in those countries made up approximately 10%, 14% and 2%, respectively, of our passenger traffic in the same period. Due to the importance of these countries on a combined basis to our results of operations, the drop in passenger yield on our routes to and from Brazil, Colombia and Venezuela contributed to a material decrease in our passenger revenue.

We will include further discussion of macroeconomic trends in our results of operations discussion in the future to the extent that they have had a material impact on our passenger revenue. We will also disclose the expected future impact of macroeconomic trends known to management when they are reasonably likely to have a material effect on our financial condition or results of operations. Due to the high degree of uncertainty, at the time of filing our 2015 Form 20-F, we did not have sufficient information regarding the macroeconomic trends in Brazil, Colombia and Venezuela to disclose the potential future impact of those trends on our results of operations.

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Also, as requested by the Staff, the Company acknowledges that:

¡	it is responsible for the adequacy and accuracy of the disclosure in its filings;

¡	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

¡	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses. If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Jose Montero, Chief Financial Officer, at 011 (507) 304 2555 or Juan Alvarado, Corporate Finance Director, at 011 (507) 304 2681.

Very truly yours,

/s/ Jose Montero
Mr. Jose Montero Chief Financial Officer Copa Holdings, S.A.

cc:

Duane McLaughlin

Erin Langley

Cleary Gottlieb Steen & Hamilton LLP